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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 2)

                      Under the Securities Exchange Act of 1934

                               FORWARD INDUSTRIES, INC.
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                                   (Name of Issuer)

                             COMMON STOCK (.01 PAR VALUE)
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                            (Title of Class of Securities)

                                       34986210
                            ------------------------------
                                    (CUSIP Number)

                                 Kenneth Koch, Esq.
                    Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                        551 FIFTH AVENUE, NEW YORK, NY  10176
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     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                   DECEMBER 4, 1998
                            ------------------------------
               (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("Act") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP NO. 34986210
1    Name of Reporting Person                          Robert S. Ellin
     S.S. or I.R.S. Identification No.
     of Above Person
      __________________________________________________________________________

2    Check the Appropriate Box if                      (a) [ ]
     a Member of a Group                               (b) [X]
     __________________________________________________________________________

3    SEC Use Only
      __________________________________________________________________________

4    Source of Funds                                   PF
      __________________________________________________________________________

5    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)       [  ]
      __________________________________________________________________________

6    Citizenship or Place of Organization              U.S.A.
      __________________________________________________________________________

                        7   Sole Voting Power          305,500 shares including
                                                       216,000 shares underlying
                                                       warrants
                        ________________________________________________________

Number of Shares        8   Shared Voting Power        1,029,450 shares
                                                       including 571,950 shares
                                                       underlying warrants
Beneficially Owned by   ________________________________________________________
Reporting Person With
                        9   Sole Dispositive  Power    305,500 shares including
                                                       216,000 shares underlying
                                                       warrants
                        ________________________________________________________

                        10  Shared Dispositive Power   1,029,450 shares
                                                       including 571,950 shares
                                                       underlying warrants
     ___________________________________________________________________________

11   Aggregate Amount Beneficially
      Owned By Each Reporting Person                   1,334,950 shares
     ___________________________________________________________________________

12   Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares              [X]
     ___________________________________________________________________________

13   Percent of Class Represented
      Amount in Row (11)                               19.9%
     ___________________________________________________________________________
14   Type of Reporting Person                          IN


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CUSIP NO. 34986210
1    Name of Reporting Person                     Robert Ellin Family 1997 Trust
     S.S. or I.R.S. Identification No.
     of Above Person
     ___________________________________________________________________________

2    Check the Appropriate Box if                      (a) [ ]
     a Member of a Group                               (b) [X]
     ___________________________________________________________________________

3    SEC Use Only
     ___________________________________________________________________________

4    Source of Funds                                   PF
     ___________________________________________________________________________

5    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)       [ ]
     ___________________________________________________________________________

6    Citizenship or Place of Organization              U.S.A.
     ___________________________________________________________________________

                        7   Sole Voting Power          37,500 shares
                            ____________________________________________________

Number of Shares        8   Shared Voting Power
Beneficially Owned by       ____________________________________________________
Reporting Person With
                        9   Sole Dispositive  Power    37,500  shares
                            ____________________________________________________

                        10  Shared Dispositive Power
     ___________________________________________________________________________

11   Aggregate Amount Beneficially
      Owned By Each Reporting Person                   37,500  shares
     ___________________________________________________________________________

12   Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares              [ ]
     ___________________________________________________________________________

13   Percent of Class Represented
      Amount in Row (11)                               0.6%
     ___________________________________________________________________________

14   Type of Reporting Person                          00


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CUSIP NO. 34986210
1    Name of Reporting Person                          Atlantis Equities, Inc.
     S.S. or I.R.S. Identification No.
     of Above Person
     ___________________________________________________________________________

2    Check the Appropriate Box if                      (a) [ ]
     a Member of a Group                               (b) [X]
     ___________________________________________________________________________

3    SEC Use Only
     ___________________________________________________________________________

4    Source of Funds                                   WC
     ___________________________________________________________________________

5    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)       [ ]
     ___________________________________________________________________________

6    Citizenship or Place of Organization              New York
     ___________________________________________________________________________

                        7   Sole Voting Power

                            ____________________________________________________

Number of Shares        8   Shared Voting Power        321,450 shares including
                                                       121,950 shares underlying
                                                       warrants
Beneficially Owned by       ____________________________________________________
Reporting Person With
                        9   Sole Dispositive  Power

                            ____________________________________________________

                        10  Shared Dispositive Power   321,450  shares including
                                                       121,950 shares underlying
                                                       warrants
     ___________________________________________________________________________

11   Aggregate Amount Beneficially
      Owned By Each Reporting Person                   321,450 shares
     ___________________________________________________________________________

12   Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares              [ ]
     ___________________________________________________________________________

13   Percent of Class Represented
      Amount in Row (11)                               5.3%
     ___________________________________________________________________________

14   Type of Reporting Person                          CO


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CUSIP NO. 34986210
1    Name of Reporting Person                Robert Ellin Profit Sharing Plan
     S.S. or I.R.S. Identification No.
     of Above Person
     ___________________________________________________________________________

2    Check the Appropriate Box if                      (a) [ ]
     a Member of a Group                               (b) [X]
     ___________________________________________________________________________

3    SEC Use Only
     ___________________________________________________________________________

4    Source of Funds                                   00
     ___________________________________________________________________________

5    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)       [ ]
     ___________________________________________________________________________

6    Citizenship or Place of Organization              U.S.A.
     ___________________________________________________________________________

                        7   Sole Voting Power
                            ____________________________________________________

Number of Shares        8   Shared Voting Power        433,000 shares including
                                                       285,000 shares underlying
                                                       warrants
Beneficially Owned by       ____________________________________________________
Reporting Person With
                        9   Sole Dispositive  Power

                            ____________________________________________________

                        10  Shared Dispositive Power   433,000 shares including
                                                       285,000 shares underlying
                                                       warrants
                            ____________________________________________________
11   Aggregate Amount Beneficially
      Owned By Each Reporting Person                   433,000 shares
     ___________________________________________________________________________

12   Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares              [ ]
     ___________________________________________________________________________

13   Percent of Class Represented
      Amount in Row (11)                               7.0%
     ___________________________________________________________________________

14   Type of Reporting Person                          EP


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CUSIP NO. 34986210
1    Name of Reporting Person                          Nancy J. Ellin
     S.S. or I.R.S. Identification No.
     of Above Person
     ___________________________________________________________________________

2    Check the Appropriate Box if                      (a) [ ]
     a Member of a Group                               (b) [X]
     ___________________________________________________________________________

3    SEC Use Only
     ___________________________________________________________________________

4    Source of Funds                                   PF
     ___________________________________________________________________________

5    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)       [ ]
     ___________________________________________________________________________

6    Citizenship or Place of Organization              U.S.A.
      __________________________________________________________________________

                        7   Sole Voting Power
                            ____________________________________________________

Number of Shares        8   Shared Voting Power        275,000 shares including
                                                       165,000 shares underlying
                                                       warrants
Beneficially Owned by       ____________________________________________________
Reporting Person With
                        9   Sole Dispositive Power

                            ____________________________________________________

                        10  Shared Dispositive Power   275,000 shares including
                                                       165,000 shares underlying
                                                       warrants
                            ____________________________________________________
11   Aggregate Amount Beneficially
      Owned By Each Reporting Person                   275,000 shares
     ___________________________________________________________________________

12   Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares              [ ]
     ___________________________________________________________________________

13   Percent of Class Represented
      Amount in Row (11)                               4.5%
     ___________________________________________________________________________

14   Type of Reporting Person                          IN


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     This Amendment No. 2 to Schedule 13D ("Amendment No. 2"), amends the
Schedule 13D filed in September 1998 (the "Original 13D"), as amended by Amendment No. 1 filed in October 1998 ("Amendment No.1"), filed by Robert S. Ellin, Robert Ellin Family 1997 Trust, Atlantis Equities, Inc. and Robert Ellin Profit Sharing Plan (the "Filing Persons") and relates to the common stock, par value $.01 per share ("Common Stock"), of Forward Industries, Inc., a New York corporation (the "Company"). Nancy J. Ellin, the wife of Robert S. Ellin, joins the Filing Persons as a reporting person for this Amendment No. 2 .

     Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Original 13D and Amendment No. 1.


Item 2.   IDENTITY AND BACKGROUND.

     (a) The name of the persons filing (the "Filing Persons") this Schedule are Robert S. Ellin ("Ellin"), Robert Ellin Profit Sharing Plan (the "Plan"), Atlantis Equities, Inc. ("Atlantis"), Robert Ellin Family 1997 Trust (the "Trust") and Mr. Ellin's wife, Nancy J. Ellin ("Ms. Ellin").

     (b) The address of Ms. Ellin is 350 East 79th Street, Apt. 38A, New York, New York 10021.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of the funds used for purchases made by Ms. Ellin was personal funds and the source of funds for the Plan was funds contributed by or for the benefit of the beneficiaries thereof. See Item 5(a).


Item 4.   PURPOSE OF TRANSACTION.

          Except as provided herein, the Filing Persons have no plans or proposals which would relate to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

          (c)  a sale or transfer of a material amount of assets of the Company;

          (d) any change in the present board of directors or management of the Company;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;


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

          (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

          (j)  any action similar to those enumerated above.

     The Filing Persons intend to evaluate their investments in the securities of the Company and may, from time to time, acquire additional such securities or dispose of such securities.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and supplemented by adding the following thereto:

          (a) On December 3, 1998, the Company exercised its option to convert the Notes into Common Stock and Private Placement Warrants. Mr. Ellin owned $36,000 principal amount of the Notes which converted into 72,000 shares of Common Stock and Private Placement Warrants to purchase 108,000 shares of Common Stock. Atlantis owned $5,000 principal amount of the Notes which converted into 10,000 shares of Common Stock and Private Placement Warrants to purchase 15,000 shares of Common Stock. The Plan owned $25,000 principal amount of Notes which converted into 50,000 shares of Common Stock and Private Placement Warrants to purchase 75,000 shares of Common Stock.

          In addition, on December 2, 1998, (i) Ms. Ellin purchased (for $55,000) $55,000 principal amount of Notes from the Company which converted into 110,000 shares of Common Stock and Private Placement Warrants to purchase 165,000 shares of Common Stock and (ii) the Plan purchased (for $45,000) $45,000 principal amount of Notes from the Company which converted into 90,000 shares of Common Stock and Private Placement Warrants to purchase 135,000 shares of Common Stock. All holders of such shares of Common Stock and Private Placement Warrants converted from the Notes have agreed not to sell or otherwise dispose of such shares and warrants for a period of one year, without the Company's consent.

          These equity securities, in addition to the 416,000 shares of Common Stock previously reported as beneficially owned by the Filing Persons in Amendment No.1 (a total of 1,372,450 shares), represent approximately 20.5% of the outstanding shares of Common Stock of the Company. In addition, the Class B Warrants are scheduled to expire on December 31, 1998.

          (b) Ms. Ellin shares the power to vote and dispose of the Common Stock owned by her with Mr. Ellin. Mr. Ellin disclaims beneficial ownership of the Common Stock owned by Ms. Ellin.


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Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

     As noted in Item 5, the Filing Persons have agreed, for a period of one year, not to sell or otherwise dispose of securities received upon conversion of the Notes, without the Company's consent.

     Mr. Ellin is currently in negotiations with the Company concerning his becoming a consultant to the Company; however, the Company and Mr. Ellin have not reached any agreement as to any such consulting agreement and there can be no assurance that any such agreement will be reached. In November, 1998, Mr. Ellin received a fee of $40,000 in connection with his recruitment of Jerome E. Ball as the Company's Chief Executive Officer.

     In addition, Mr. Ellin has discussed with the Company extending the Class B Warrants and lowering the exercise price thereof.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          1.  Joint Filing Agreement


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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:  December 14, 1998                    /s/ Robert S. Ellin
                                             -----------------------------------
                                             Robert S. Ellin


                                             ROBERT ELLIN FAMILY 1997 TRUST


                                             By: /s/ Marvin Ellin, Trustee
                                                --------------------------------
                                                Marvin Ellin, Trustee

                                             ATLANTIS EQUITIES, INC.,


                                             By: /s/ Robert S. Ellin
                                                --------------------------------
                                                Robert S. Ellin, President


                                             ROBERT ELLIN  PROFIT SHARING PLAN


                                             By: /s/ Robert S. Ellin
                                                --------------------------------
                                                Robert S. Ellin, Trustee


                                             By: /s/ Nancy J. Ellin
                                                --------------------------------
                                                Nancy J. Ellin


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